FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the six-month period ended September 30, 2010 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 22, 2010	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director, Vice-President, Corporate Officer

Konami Corporation filed its Quarterly Securities Report for the six-month period ended September 30, 2010 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 12, 2010. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data

2.	Overview of Business

3.	Subsidiaries and Affiliated Companies

4.	Employees

B.	Business

1.	Production, Orders and Sales

2.	Risks Relating to Our Business

3.	Significant Contracts

4.	Results of Operations and Financial position

C.	Equipment and Facilities

D.	Information on Reporting Company

1.	Share Information

a.	Total Number of Shares

b.	Stock Acquisition Rights

c.	Convertible Bonds Exercise

d.	Rights Plan

e.	Common Stock and Additional Paid-in Capital

f.	Major Shareholders

g.	Voting Rights

2.	Share Price

3.	Directors and Corporate Auditors

E.	Financial Statements

1.	Quarterly Consolidated Financial Statements

2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	September 30, 2010	March 31, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥46,373	¥50,740
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥589 million and ¥680 million at September 30, 2010 and March 31, 2010, respectively	28,300	30,164
Inventories	28,887	23,497
Deferred income taxes, net	20,514	20,669
Prepaid expenses and other current assets	11,626	9,492

Total current assets	135,700	134,562

PROPERTY AND EQUIPMENT, net	61,121	62,434

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	192	226
Investments in an affiliated company	2,097	2,146
Identifiable intangible assets	35,145	35,246
Goodwill	21,853	21,899
Lease deposits	27,487	27,685
Deferred income taxes, net	3,533	3,531
Other assets	9,490	10,469

Total investments and other assets	99,797	101,202

TOTAL ASSETS	¥296,618	¥298,198

See accompanying notes to consolidated financial statements.

	Millions of Yen
	September 30, 2010	March 31, 2010
LIABILITIES
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥7,385	¥2,433
Trade notes and accounts payable	15,823	16,138
Accrued income taxes	2,831	3,962
Accrued expenses	15,289	18,568
Deferred revenue	10,463	6,246
Other current liabilities	5,786	6,118

Total current liabilities	57,577	53,465

LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	35,886	39,885
Accrued pension and severance costs	2,853	2,861
Deferred income taxes, net	4,388	4,162
Other long-term liabilities	8,582	8,594

Total long-term liabilities	51,709	55,502

TOTAL LIABILITIES	109,286	108,967

COMMITMENTS AND CONTINGENCIES
EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at September 30, 2010 and March 31, 2010; outstanding 133,460,481 shares at September 30, 2010 and 133,460,664 shares at March 31, 2010	47,399	47,399
Additional paid-in capital	77,089	77,089
Legal reserve	284	284
Retained earnings	83,644	83,055
Accumulated other comprehensive loss	(2,659)	(175)
Treasury stock, at cost- 10,039,519 shares at September 30, 2010 and 10,039,336 shares at March 31, 2010	(23,187)	(23,187)

Total KONAMI CORPORATION stockholders’ equity	182,570	184,465

Noncontrolling interest	4,762	4,766

TOTAL EQUITY	187,332	189,231

TOTAL LIABILITIES AND EQUITY	¥296,618	¥298,198

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income (Unaudited)

For the six months ended September 30, 2009 and 2010

	Millions of Yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
NET REVENUES:
Product sales revenue	¥75,283	¥76,380
Service revenue	38,631	39,383

Total net revenues	113,914	115,763

COSTS AND EXPENSES:
Costs of products sold	43,780	46,617
Costs of services rendered	37,697	38,606
Selling, general and administrative	27,826	22,490

Total costs and expenses	109,303	107,713

Operating income	4,611	8,050

OTHER INCOME (EXPENSES):
Interest income	71	135
Interest expense	(791)	(780)
Foreign currency exchange gain (loss), net	95	(170)
Other, net	43	(8)

Other expenses, net	(582)	(823)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AN AFFILIATED COMPANY	4,029	7,227
INCOME TAXES	1,653	3,055
EQUITY IN NET INCOME OF AN AFFILIATED COMPANY	48	28

NET INCOME	2,424	4,200
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	192	8

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥2,232	¥4,192

PER SHARE DATA:
	Six months ended September 30, 2009	Six months ended September 30, 2010
Net income attributable to KONAMI CORPORATION per share:
Basic	¥16.73	¥31.41
Diluted	16.73	31.41

Weighted-average common shares outstanding	133,461,290	133,460,536
Diluted weighted-average common shares outstanding	133,461,290	133,460,536

See accompanying notes to consolidated financial statements.

For the three months ended September 30, 2009 and 2010

	Millions of Yen
	Three months ended September 30, 2009	Three months ended September 30, 2010
NET REVENUES:
Product sales revenue	¥38,400	¥42,489
Service revenue	19,539	20,091

Total net revenues	57,939	62,580

COSTS AND EXPENSES:
Costs of products sold	22,201	26,228
Costs of services rendered	18,595	19,665
Selling, general and administrative	13,532	11,516

Total costs and expenses	54,328	57,409

Operating income	3,611	5,171

OTHER INCOME (EXPENSES):
Interest income	36	57
Interest expense	(394)	(390)
Foreign currency exchange gain (loss), net	(174)	(59)
Other, net	46	(4)

Other expenses, net	(486)	(396)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AN AFFILIATED COMPANY	3,125	4,775
INCOME TAXES	1,217	1,940
EQUITY IN NET INCOME OF AN AFFILIATED COMPANY	28	15

NET INCOME	1,936	2,850
NET INCOME (LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	71	(77)

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥1,865	¥2,927

PER SHARE DATA:
	Three months ended September 30, 2009	Three months ended September 30, 2010
Net income attributable to KONAMI CORPORATION per share:
Basic	¥13.98	¥21.93
Diluted	13.98	21.93

Weighted-average common shares outstanding	133,461,200	133,460,513
Diluted weighted-average common shares outstanding	133,461,200	133,460,513

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Cash flows from operating activities:
Net income	¥2,424	¥4,200
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	6,260	6,294
Provision for doubtful receivables	144	(116)
Equity in net income of an affiliated company	(48)	(28)
Deferred income taxes	(187)	129
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	7,074	1,271
Increase in inventories	(5,524)	(6,639)
Decrease (increase) in other receivables	(219)	156
Increase in prepaid expenses	(1,191)	(1,301)
Decrease in trade notes and accounts payable	(2,798)	(49)
Decrease in accrued income taxes, net of tax refunds	(5,151)	(542)
Decrease in accrued expenses	(2,802)	(1,555)
Increase (decrease) in deferred revenue	(1,320)	4,495
Decrease in advance received	(267)	(58)
Decrease in deposits	(576)	(240)
Other, net	(2,025)	82

Net cash provided by (used in) operating activities	(6,206)	6,099

Cash flows from investing activities:
Capital expenditures	(2,945)	(4,779)
Proceeds from sales of property and equipment	0	8
Decrease (increase) in lease deposits, net	(508)	30
Other, net	188	(1,591)

Net cash used in investing activities	(3,265)	(6,332)

Cash flows from financing activities:
Repayments of long-term debt	(296)	(204)
Principal payments under capital lease obligations	(1,360)	(1,329)
Dividends paid	(3,843)	(3,600)
Purchases of treasury stock	(1)	(1)
Other, net	164	1,976

Net cash used in financing activities	(5,336)	(3,158)

Effect of exchange rate changes on cash and cash equivalents	(98)	(976)

Net decrease in cash and cash equivalents	(14,905)	(4,367)

Cash and cash equivalents, beginning of the period	53,568	50,740

Cash and cash equivalents, end of the period	¥38,663	¥46,373

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

KONAMI CORPORATION (the “Company”) and its subsidiaries (collectively “KONAMI”) prepared the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) due to the financial statements for the three and six months ended September 30, 2009 required to be filed pursuant to former section 93 of “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office No. 64, 2007, “Regulation of Quarterly Consolidated Financial Statements”) and it ended September 30, 2010 required to be filed pursuant to supplementary provision 6 of revised Regulation of Quarterly Consolidated Financial Statements.

KONAMI became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission (“SEC”).

2. Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) of FASB Accounting Standard Codification (“ASC”), No. 2009-13 “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force”. ASU2009-13 provides amendments to the criteria for allocation of revenues in multiple-deliverable arrangements, and in the absence of vendor-specific objective evidence or a third-party evidence concerning a selling price of deliverable products and services, sets forth a provision to allocate revenues in relation to products and services by applying an estimated selling price. Furthermore, ASU2009-13 requires disclosure of details information concerning multiple-deliverable arrangements. ASU2009-13 is applied to arrangements executed or significantly modified in fiscal years commenced on or after June 15, 2010. We are currently reviewing impacts the adoption of ASU2009-13 may have on our consolidated financial statements.

In October 2009, the FASB issued ASU2009-14 “Certain Revenue Arrangements That Include Software Elements-a consensus of the FASB Emerging Issues Task Force”. ASU2009-14 is to exclude tangible products containing software components that function to deliver the product’s essential functionality from the criteria for software revenues. ASU2009-14 is applied to arrangements executed or significantly modified in fiscal years commenced on or after June 15, 2010. We are currently reviewing impacts the adoption of ASU2009-14 may have on our consolidated financial statements.

3. Inventories

Inventories at September 30, 2010 and March 31, 2010 consisted of the following:

	Millions of Yen
	September 30, 2010	March 31, 2010
Finished products	¥12,471	¥8,402
Work in process	13,416	11,766
Raw materials and supplies	3,000	3,329

Total	¥28,887	¥23,497

4. Property and Equipment

Property and equipment at September 30, 2010 and March 31, 2010 consisted of the following:

	Millions of Yen
	September 30, 2010	March 31, 2010
Property and equipment, at cost:
Land	¥11,203	¥11,212
Buildings and structures	69,529	69,147
Tools, furniture and fixtures	26,693	27,461
Construction in progress	1,185	446

Total	108,610	108,266
Less-Accumulated depreciation and amortization	(47,489)	(45,832)

Net property and equipment	¥61,121	¥62,434

5. Severance and Retirement Plans

The Company and its domestic subsidiaries have defined benefit severance and retirement plans covering their employees. The plans provide, under most circumstances, retirement benefits and lump-sum severance payments to the employees that are determined by reference to their rate of pay at the time of termination, years of service and certain other factors. All employees may choose either to remain in the defined benefit plans or to withdraw from the plans and enroll under such system as receiving all compensation currently during their employment. For those under the fixed annual compensation system, separate severance and retirement benefits are not to be paid upon their termination or retirement.

Net periodic cost of the Company and its domestic subsidiaries for the six and three months ended September 30, 2009 and 2010 included the following components.

Also note that the Company and some of its domestic subsidiaries terminated the benefit severance and retirement plans, resulting in a settlement gain in the three months ended September 30, 2010.

	Millions of Yen
	Six months ended September 30, 2009	Six months ended September 30, 2010
Service cost – benefits earned during the period	¥105	¥129
Interest cost on projected benefit obligation	12	16
Expected return on plan assets	(19)	(13)
Recognized actuarial gain	(13)	4
Settlement gain	—	(103)

Net periodic cost	¥85	¥33

	Millions of Yen
	Three months ended September 30, 2009	Three months ended September 30, 2010
Service cost – benefits earned during the period	¥53	¥63
Interest cost on projected benefit obligation	6	8
Expected return on plan assets	(10)	(6)
Recognized actuarial gain	(6)	8
Settlement gain	—	(103)

Net periodic cost (income)	¥43	¥(30)

6. Equity

The changes in the carrying amount of KONAMI CORPORATION stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the three and six months ended September 30, 2009 and 2010 were as follows:

	Millions of Yen
For the six months ended September 30, 2009	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2009	¥178,632	¥4,907	¥183,539

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,603)	—	(3,603)
Cash dividends attributable to noncontrolling interest	—	(247)	(247)
Purchase of treasury stock and other changes	(2)	—	(2)
Comprehensive income:
Net income for the period	2,232	192	2,424
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(788)	(8)	(796)
Net unrealized losses on available-for-sale securities	(97)	—	(97)
Pension liability adjustment	(7)	—	(7)

Comprehensive income for the period	1,340	184	1,524

Balance at September 30, 2009	¥176,367	¥4,844	¥181,211

	Millions of Yen
For the six months ended September 30, 2010	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2010	¥184,465	¥4,766	¥189,231

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,603)	—	(3,603)
Purchase of treasury stock and other changes	0	—	0
Comprehensive income (loss):
Net income for the period	4,192	8	4,200
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(2,328)	(12)	(2,340)
Net unrealized losses on available-for-sale securities	(21)	—	(21)
Pension liability adjustment	(135)	—	(135)

Comprehensive income (loss) for the period	1,708	(4)	1,704

Balance at September 30, 2010	¥182,570	¥4,762	¥187,332

	Millions of Yen
For the three months ended September 30, 2009	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at June 30, 2009	¥175,615	¥4,779	¥180,394

Purchase of treasury stock and other changes	(1)	—	(1)
Comprehensive income:
Net income for the period	1,865	71	1,936
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,051)	(6)	(1,057)
Net unrealized losses on available-for-sale securities	(58)	—	(58)
Pension liability adjustment	(3)	—	(3)

Comprehensive income for the period	753	65	818

Balance at September 30, 2009	¥176,367	¥4,844	¥181,211

	Millions of Yen
For the three months ended September 30, 2010	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at June 30, 2010	¥180,144	¥4,845	¥184,989

Purchase of treasury stock and other changes	2	—	2
Comprehensive income (loss):
Net income (loss) for the period	2,927	(77)	2,850
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(360)	(6)	(366)
Net unrealized losses on available-for-sale securities	(11)	—	(11)
Pension liability adjustment	(132)	—	(132)

Comprehensive income (loss) for the period	2,424	(83)	2,341

Balance at September 30, 2010	¥182,570	¥4,762	¥187,332

7. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of KONAMI’s investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of KONAMI’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

Derivative financial instruments

The fair values of derivative financial instruments, consisting principally of foreign exchange forward contracts, all of which are used for purposes other than trading, are estimated by obtaining quotes from counterparties or third parties.

The estimated fair values of KONAMI’s financial instruments at September 30, 2010 and March 31, 2010 are as follows:

	Millions of Yen
	September 30, 2010		March 31, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥192	¥192	¥226	¥226
Long-term debt, including current portion	(15,000)	(15,059)	(15,204)	(15,103)
Derivatives:
Foreign exchange forward contracts:
Assets	—	—	—	—
Liabilities	(4)	(4)	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

8. Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1	–	Quoted prices for identical assets or liabilities in active markets

Level 2	–	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3	–	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of September 30, 2010 and March 31, 2010, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs applicable to the fair value measurements.

	Millions of Yen
September 30, 2010	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥192	—	—	¥192

Total assets	¥192	—	—	¥192

Liabilities:
Derivatives	—	¥4	—	¥4

Total liabilities	—	¥4	—	¥4

	Millions of Yen
March 31, 2010	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥226	—	—	¥226

Total assets	¥226	—	—	¥226

Liabilities	—	—	—	—

Total liabilities	—	—	—	—

Level 1 investments are comprised solely of available-for-sale securities, which is valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Derivative financial instruments are comprised of foreign exchange forward contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

As of September 30, 2010 and March 31, 2010, KONAMI did not have any Level 3 financial instruments that were measured and recorded at fair value on a recurring basis.

9. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

KONAMI operates on a worldwide basis principally with the following three business segments:

1. Digital Entertainment:	Production and sale of digital contents and related products including Computer & Video Games, Amusement, Card Games, and Online.

2. Gaming & System:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas market.

3. Health & Fitness:	Operation of health and fitness clubs, production and sale of health and fitness related goods.

Notes:

1.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation of segment reporting.
2.	“Corporate” primarily consists of administrative expenses of the Company.
3.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

The following tables summarize revenue and operating income (loss) by operating segment which are the primary measures used by KONAMI’s chief operating decision maker to measure KONAMI’s operating results and to measure segment profitability and performance. This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

Three months ended September 30, 2009	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥26,718	¥4,989	¥21,891	¥4,341	¥57,939
Intersegment	100	—	46	(146)	—

Total	26,818	4,989	21,937	4,195	57,939
Operating expenses	23,881	3,457	21,662	5,328	54,328

Operating income (loss)	¥2,937	¥1,532	¥275	¥(1,133)	¥3,611

Three months ended September 30, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥27,934	¥4,918	¥22,375	¥7,353	¥62,580
Intersegment	185	—	39	(224)	—

Total	28,119	4,918	22,414	7,129	62,580
Operating expenses	25,839	3,588	21,809	6,173	57,409

Operating income (loss)	¥2,280	¥1,330	¥605	¥956	¥5,171

Six months ended September 30, 2009	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥51,222	¥8,896	¥43,239	¥10,557	¥113,914
Intersegment	197	—	136	(333)	—

Total	51,419	8,896	43,375	10,224	113,914
Operating expenses	46,935	6,681	43,077	12,610	109,303

Operating income (loss)	¥4,484	¥2,215	¥298	¥(2,386)	¥4,611

Six months ended September 30, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External Customers	¥52,788	¥9,264	¥43,694	¥10,017	¥115,763
Intersegment	347	—	148	(495)	—

Total	53,135	9,264	43,842	9,522	115,763
Operating expenses	48,508	6,783	43,088	9,334	107,713

Operating income (loss)	¥4,627	¥2,481	¥754	¥188	¥8,050

b. Geographic information

Three months ended September 30, 2009	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
			(Millions of Yen)
Net revenue:
External Customers	¥46,619	¥8,141	¥2,071	¥1,108	¥57,939	—	¥57,939
Intersegment	1,647	1,187	5	143	2,982	¥(2,982)	—

Total	48,266	9,328	2,076	1,251	60,921	(2,982)	57,939
Operating expenses	46,049	7,174	2,842	1,300	57,365	(3,037)	54,328

Operating income (loss)	¥2,217	¥2,154	¥(766)	¥(49)	¥3,556	¥55	¥3,611

Three months ended September 30, 2010	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
			(Millions of Yen)
Net revenue:
External Customers	¥49,883	¥7,919	¥2,963	¥1,815	¥62,580	—	¥62,580
Intersegment	3,337	302	1,215	100	4,954	¥(4,954)	—

Total	53,220	8,221	4,178	1,915	67,534	(4,954)	62,580
Operating expenses	50,230	6,687	3,572	1,659	62,148	(4,739)	57,409

Operating income (loss)	¥2,990	¥1,534	¥606	¥256	¥5,386	¥(215)	¥5,171

Six months ended September 30, 2009	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
			(Millions of Yen)
Net revenue:
External Customers	¥92,063	¥13,784	¥5,022	¥3,045	¥113,914	—	¥113,914
Intersegment	3,684	2,049	9	220	5,962	¥(5,962)	—

Total	95,747	15,833	5,031	3,265	119,876	(5,962)	113,914
Operating expenses	92,527	13,724	6,032	3,012	115,295	(5,992)	109,303

Operating income (loss)	¥3,220	¥2,109	¥(1,001)	¥253	¥4,581	¥30	¥4,611

Six months ended September 30, 2010	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
			(Millions of Yen)
Net revenue:
External Customers	¥92,782	¥14,258	¥5,189	¥3,534	¥115,763	—	¥115,763
Intersegment	5,682	627	1,231	254	7,794	¥(7,794)	—

Total	98,464	14,885	6,420	3,788	123,557	(7,794)	115,763
Operating expenses	93,834	12,426	5,894	3,214	115,368	(7,655)	107,713

Operating income (loss)	¥4,630	¥2,459	¥526	¥574	¥8,189	¥(139)	¥8,050

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services.

10. Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥55 million as of September 30, 2010.

11. Subsequent Events

No reportable subsequent events occurred.